UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 25, 2019

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Madrid, 25 April 2019

Orange and Vodafone strengthen their mobile and fixed network sharing agreements in Spain

•     The agreement extends their current active mobile network sharing (RAN Sharing) from towns between 1,000 and 25,000 inhabitants to municipalities with fewer than 175,000.

•     The mobile network sharing agreement includes 2G, 3G and 4G technologies and will be extendable to 5G in the future.

•      Regarding fixed networks, both companies agree to increase their fiber footprint through new wholesale access and co-investment agreements.

Orange and Vodafone have reached an agreement to strengthen their existing mobile and fixed network partnership in Spain. Aiming at promoting a sustainable investment model, this agreement will result in a faster and more efficient deployment of NGA networks (including new technologies, such as 5G) over a wider geographic area, delivering significant benefits to their respective business and residential customers.

Mobile broadband network agreement

The new agreement expands the one signed by both companies in 2006 and renewed in 2016. The new conditions will bring network sharing from towns between 1,000 and 25,000 inhabitants to municipalities with fewer than 175,000. The agreement includes active sharing for 2G, 3G and 4G technologies of both companies. The expected number of sites shared will amount to 14.800. The active sharing initiative will be extendable to the future 5G rollout. Thus, more customers will benefit from 5G’s new features, such as low latency and high speed; achieving also a more efficient deployment.

The agreement would still allow both companies to own independent strategies in large cities, where efficiencies from shared deployment are limited, and to have their own services and Core functionality in 100% of their networks as well as separate spectrum management and network performance.

Fixed broadband network agreement

The agreement also expands previous fibre-to-the-home (FTTH) co-investment agreements to new geographic areas through new wholesale access or co-investment agreements. This new wholesale agreement will enable Vodafone to offer its fibre and convergent services to 1 million additional households over Orange’s network. Furthermore, both companies will have access to the future fixed broadband deployments of the other party

Laurent Paillassot, CEO of Orange Spain said, "we have always promoted infrastructure sharing as a key lever to reach more customers faster and more efficiently both in fixed and mobile networks. The extension of the agreement with Vodafone allows Orange to further extend mobile coverage in Spain, and accelerate its future deployment of 5G at more efficient costs".

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 41 billion euros in 2018 and 151,000 employees worldwide at 31 December 2018, including 92,000 employees in France. The Group has a total customer base of 264 million customers worldwide at 31 December 2018, including 204 million mobile customers and 20 million fixed broadband customers. The Group is present in 27 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan "Essentials2020" which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Contacts presse: 01 44 44 93 93

Tom Wright; tom.wright@orange.com

ORANGE

Date: April 25, 2019	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations